D. Anthony Scaglione EVP & Chief Financial Officer 1 Liberty Plaza, 7th Floor New York, NY 10006 Office: (212) 297-9748 anthony.scaglione@abm.com

April 17, 2017

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Kristi Marrone

Re:	ABM Industries Incorporated
Form 10-K for the fiscal year ended October 31, 2016
Filed on December 21, 2016
File No. 001-08929

Form 8-K Filed December 14, 2016 File No. 001-08929

Ladies and Gentlemen:

On behalf of ABM Industries Incorporated (referred to as “ABM,” “we,” “our,” or the “Company”), please find our response to the letter from the staff of the Securities and Exchange Commission (the “Staff”) dated April 14, 2017 with respect to the above-referenced filings. All references to years within this letter are to our fiscal year, which ends on October 31. To assist with your review, we have included the Staff’s comments in italics directly above our response.

Form 8-K filed December 14, 2016

Exhibit 99.2

1.	We note your response to comment 5 that in future presentations, when you present historical or projected non-GAAP measures, you will provide the most comparable GAAP measures, except to the extent that, with respect to projected non-GAAP financial measures, you rely on the “unreasonable efforts” exception contained in Regulation G. Please confirm that to the extent that you rely on the referenced exception in future filings, you will disclose that fact and identify the information that is unavailable and its probable significance in a location of equal or greater prominence.

Response

This will confirm to you that to the extent that we rely on the “unreasonable efforts” exception contained in Regulation G in future filings, we will disclose that fact and identify the information that is unavailable and its probable significance in a location of equal or greater prominence.

If you have any questions with respect to any of the information in this letter, please call me at 212-297-9748.

Very truly yours,

/s/ D. Anthony Scaglione

D. Anthony Scaglione

Executive Vice President and

Chief Financial Officer

www.abm.com	NYSE Symbol: ABM